July 28, 2022

Re:	SpringBig Holdings, Inc. Registration Statement on Form S-1 Filed July 1, 2022 File No. 333-266010

CONFIDENTIAL

Mr. Jeff Kauten
Mr. Josh Shainess
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Messrs. Kauten and Shainess:

On behalf of our client, SpringBig Holdings, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 14, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Registration Statement on Form S-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholder paid for such securities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement relates to the resale of shares of common stock of the Company underlying a convertible promissory note and warrants. The selling stockholder acquired the note and warrants for $10,000,000 in total cash consideration. The convertible note in the principal amount of $11,000,000 was issued to the selling stockholder in exchange for such $10,000,000 cash consideration and the warrant was issued for no additional consideration. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 6, 13-14 and 46 of the Revised Registration Statement.

2.
Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5, 6, 11, 12, 29, 45, 46, 47, 51, and 62 of the Revised Registration Statement.

Risk Factors

Sales of our Common Shares..., page 11

3.
To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their securities than the public investors.

Response: In response to the Staff’s comment, Company has revised the disclosure on pages 6, 13-14, 40, and 46 of the Revised Registration Statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as set forth in the Revised Registration Statement, the selling stockholder acquired the note and warrants for $10,000,000 in total cash consideration. The convertible note in the principal amount of $11,000,000 was issued to the selling stockholder in exchange for such $10,000,000 cash consideration and the warrant was issued for no additional consideration. The shares of common stock underlying the note are issuable at an original conversion price of $12.00 shares based on the $11,000,000 principal amount of the note but represent a value of $10.90 per share based on the 916,667 shares issuable upon the conversion of the note for the $10,000,000 in cash consideration paid to the Company. While the warrants were issued for no additional consideration, they have a $12.00 exercise price. Accordingly, given the recent trading price of the Company’s common stock, it is our view that the selling stockholder did not purchase the shares at a lower price than the public investors. We acknowledge that the notes and warrants may be adjusted for dilution, the Company may elect to make certain payments on the notes in shares of common stock at a price less than the market value and the shares underlying the notes may be adjusted in the event of an event of default. However, the amount of such profit cannot be determined at this time.

The Notes and related agreements restrict our ability to obtain additional debt and equity financing..., page 11

4.	Revise to specify each of the material restrictive covenants that may impose significant operating and financial restrictions on the company as a result of the L1 Financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 30, 45 and 62-63 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 45

5.
In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. Additionally, address how the restrictive covenants resulting from the L1 Financing would affect or prohibit the company from raising additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62-63 of the Revised Registration Statement.

General

6.
Revise your prospectus to disclose the price that the selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholder acquired its shares and warrants, and the price that the public securityholders acquired their shares and warrants. To the extent applicable, disclose that while the selling securityholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholder will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, Company has revised the disclosure on pages 6, 13-14, 40, and 46 of the Revised Registration Statement. The Company acknowledges the Staff’s comment and respectfully refers to its response to Comment #3, above.

***

Should any questions arise, please do not hesitate to contact me at (312) 212-4966 (tel.) or shesse@beneschlaw.com or William E. Doran at (312) 212-4970 (tel.) or wdoran@beneschlaw.com. Thank you for your time and attention.

Sincerely,

/s/ Sarah M. Hesse

Sarah M. Hesse

Cc:

Paul Sykes, Chief Financial Officer of SpringBig Holdings, Inc.